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SEC FILE NUMBER
8-70653

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Palmas Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

83 GREEN ST, URB PALMAS PLANTATION
(No. and Street)

HUMACAO	PR	00791-6018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Kim	(404) 846-2560	edward.kim@palmassecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HTL International, LLC
(Name – if individual, state last, first, and middle name)

12 Greenway Plaza, Suite 1100	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)

2/16/2023	7000
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Kim, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Palmas Securities LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO | CCO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PALMAS SECURITIES, LLC
(SEC I.D. No. 8-70653)

**Report Pursuant to Rule 17a-5 of
The Securities and Exchange Commission**

**Financial Statements and Supplemental Schedules
(Including Report of Independent Registered Public Accounting Firm)**

As of and for the Year Ended December 31, 2025

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Member
Palmas Securities, LLC.

<u>Opinion on The Financial Statements</u>

We have audited the accompanying statement of financial condition of Palmas Securities, LLC. (the "Company") as of December 31, 2025, and the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in accordance with accounting principles generally accepted in the United States of America.

<u>Basis for Opinion</u>

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

<u>Auditors Report on Supplemental Information</u>

The supplemental schedules ("the supplemental information") has been subjected to the auditing procedures performed in conjunction with the audit of Palmas Securities, LLC.'s financial statements. The supplemental information is the responsibility of Palmas Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

HTL International, LLC

HTL International, LLC
We have served as Palmas Securities, LLC.'s auditor since 2024
Houston, TX,
February 26, 2026

PALMAS SECURITIES, LLC
Statement of Financial Condition
As of December 31, 2025

ASSETS		
Cash	$	51,103
Receivables from brokers, dealers and clearing organizations		23,702
Prepaid deposits and expenses		5,761
TOTAL ASSETS	$	80,566
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Due to member		540
Accounts payable, accrued expenses and other liabilities		9,351
TOTAL LIABILITIES	$	9,891
Commitments and Contengencies (Note 10)		-
MEMBER'S EQUITY		70,675
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	80,566

PALMAS SECURITIES, LLC
Statement of Income
For the year ended December 31, 2025

REVENUE		
Commission revenue	$	255,347
Other revenue		1,000
Total revenue		256,347
EXPENSES		
Professional service fees		35,231
Occupancy		6,360
Regulatory fees		3,782
Communication, data, and technology		2,642
Other expenses		2,824
Total expenses		50,839
INCOME BEFORE PROVISION FOR INCOME TAXES		205,508
Tax expense		3,265
NET INCOME	$	202,243

PALMAS SECURITIES, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2025

BALANCE AT DECEMBER 31, 2024	$	51,962
Distributions to member		(183,530)
Net income		202,243
BALANCE AT DECEMBER 31, 2025	$	70,675

PALMAS SECURITIES, LLC
Statement of Cash Flows
For the year ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	202,243

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:

Changes in Operating Assets and Liabilities	
Receivables from brokers, dealers and clearing organizations	(12,833)
Prepaid deposits and expenses	(2,277)
Accounts payable, accrued expenses and other liabilities	(8,485)
Net cash provided by operating activities	178,648

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions to member	(183,530)
Net cash used in financing activities	(183,530)

NET DECREASE IN CASH		(4,882)
CASH AT BEGINNING OF THE YEAR		55,985
CASH BALANCE AT THE END OF YEAR	$	51,103

SUPPLEMENTAL CASH FLOWS DISCLOSURES

Cash paid for income taxes	$	2,978
Cash paid for interest	$	-

PALMAS SECURITIES, LLC
Notes to the Financial Statements
For the year ended December 31, 2025

1. **Organization and Nature of Business**

   Palmas Securities LLC (the "Company") is a Puerto Rico limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is wholly owned and controlled by a single member.

   The Company's business activities are limited to commission-sharing arrangements related to securities transactions executed for institutional customers, which are conducted pursuant to an executed commission-sharing agreement with PeachCap Securities ("PeachCap"), a registered broker-dealer and FINRA member. The Company operates within a single line of business and does not carry customer accounts or directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2025 and is not necessarily indicative of the results for any future period.

   Use of Estimates

   In accordance with GAAP, management is required to make estimates and assumptions when preparing financial statements. These factors impact the reported figures for assets, liabilities, disclosure of contingent assets and liabilities as of the financial statement date, and the reported amounts of revenue and expenses throughout the reporting period. It is important to note that actual results may vary from these estimates.

   Cash and Cash Equivalents

   The Company maintains its cash in deposit accounts at a financial institution. Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less that are not held-for-sale in the ordinary course of business. Cash balances are reviewed regularly to manage liquidity and support operational needs. At December 31, 2025, the Company had no cash equivalents.

   Receivables from Other Brokers, Dealers and Clearing Organizations

   The Company has an executed commission-sharing agreement with PeachCap Securities ("PeachCap"); as such, receivables from other brokers, dealers represents amounts owed to the Company from PeachCap and is disclosed in the Statement of Financial Condition. Broker dealer receivables are generally received within 30 days and are treated as a non-allowable asset in the Company's net capital computation.

2. **Significant Accounting and Reporting Policies, continued**

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2025 financial statements.

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Equipment

Equipment is recorded at cost less accumulated depreciation. Additions, renewals, and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740, *Income Taxes*. The Company is subject to income taxes at the entity level and files income tax returns in Puerto Rico. In accordance with ASC 740, the Company evaluates tax positions taken or expected to be taken in its tax returns to determine whether such positions are more-likely-than-not to be sustained upon examination by the applicable taxing authorities.

Tax positions that do not meet this threshold are recorded as income tax expense and a corresponding liability in the accompanying financial statements in the period in which the determination is made.

Segment Reporting

The Company applies Accounting Standards Update No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which enhances disclosure requirements related to significant segment expenses and the reporting of segment profit or loss. Adoption of ASU 2023-07 did not have a material impact on the Company's financial statements. The Company operates within a single reportable segment.

2. **Significant Accounting and Reporting Policies, continued**

Current Expected Credit Losses (CECL)

The Company follows ASC Topic 326, *Financial Instruments – Credit Losses*, which requires a current expected credit loss ("CECL") methodology for certain financial assets measured at amortized cost. Under CECL, expected credit losses are estimated over the life of the financial asset and recorded at inception or purchase.

The Company has determined that certain financial assets, including cash and cash equivalents, have de minimis expected credit losses due to their nature, contractual life, and historical experience. Accounts receivable are subject to the CECL guidance; however, management believes no allowance for credit losses is necessary. This conclusion is based on the Company's expectation of collectability, taking into account factors such as credit quality of clients, aging of receivables, and current and projected economic conditions.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Revenue from Commission-Sharing Arrangements

The Company participates in a commission-sharing agreement with PeachCap Securities, which facilitates the sharing of commissions earned from securities transactions executed through PeachCap. Under this arrangement, the Company earns commission revenue primarily from the trading of fixed income and municipal securities executed by PeachCap. Commission revenue is recognized in the period in which it is earned and is paid to the Company on a monthly basis. Revenue is reported in the Statement of Income in accordance with applicable accounting standards.

3. **Receivables from other Brokers, Dealers and Clearing Organizations**

The Company's net receivable from PeachCap Securities was $23,702 at December 31, 2025 and is included in receivables from brokers, dealers, and clearing organizations in the Statement of Financial Condition. Management has concluded that the receivable is fully collectible, and based on the nature and contractual or expected life of the financial asset, any credit losses are considered de minimis. Accordingly, no allowance for credit losses has been recorded.

4. **Prepaid Expenses and Deposits**

Prepaid deposits and expenses represent advance payments made for future goods, services, or rights. The Company follows a systematic approach to recognize and allocate these expenses over the periods when the related benefits are utilized. As of December 31, 2025, the Company's prepaid deposits and expenses totaled $5,761 and is disclosed in the Statement of Financial Condition.

5. **Related Parties**

The Company, a single-member limited liability company, has an expense-sharing agreement with its Member under which it receives a monthly allocation of occupancy and operational expenses incurred by the Member on its behalf. The agreement operates on a month-to-month basis and may be terminated by either party.

Related Parties	2025
Rent	$ 5,400
Utilities	960
Internet and data communications	120
Total related parties expense	$ 6,480

At December 31, 2025, the Company had an outstanding obligation of $540 to related parties under the terms of this agreement, which is included in the Statement of Financial Condition.

6. **Occupancy**

The Company has an arrangement with its Member for the use of office space incurred by the Member on behalf of the Company (see Note 5). During 2025, the Company recognized total occupancy expenses of $6,360, of which $5,400 was recorded as rent expense under this arrangement.

7. **Segment Reporting**

The Company's business activities involve commission sharing activities, involving institutional customers and facilitated through another member firm, all within a single line of business. The Company has identified the Chief Executive Officer of the Company as the CODM, who uses revenues and expenses to evaluate the business, predominantly in the cash forecasting process, to make resource allocation decisions at the entity level. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits, infuse capital or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. As a result, no disaggregated segment information is presented. The Company derived 100% of its total revenues during the period from commission-sharing arrangements with PeachCap Securities.

8. **Net Capital and Exemption Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The ration of aggregate indebtedness to net capital cannot exceed 1500%. Additionally, the Rule prohibits the Company from engaging in securities transactions if its net capital falls below $5,000, and restricts the withdrawal of equity capital or the payment of cash dividends if the aggregate indebtedness exceeds 1,000% of net capital.

At December 31, 2025, the Company had net capital of $41,212 which was $36,212 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 24.0%.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2025, without exception.

9. **Member's Equity**

During the year ended December 31, 2025, the Company made distributions totaling $183,530 to its sole member, which were paid exclusively from retained earnings and did not represent a return of contributed capital. Pursuant to regulatory requirements, equity capital may not be withdrawn within one year of contribution without prior written approval from FINRA. Although the distributions did not involve capital contributions, they had a significant impact on the Company's capital position during the reporting period.

10. **Subordinated Liabilities**

As of December 31, 2025, the Company did not have any liabilities subordinate to the claims of general creditors at the start, end, or throughout the period.

11. **Commitments and Contingencies**

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2025, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2025 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 6), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025 or during the year then ended.

12. Risks and Uncertainties

The Company maintains its cash balances at a depository bank insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Deposits in excess of FDIC insurance limits, if any, are subject to credit risk. As of December 31, 2025, the Company's cash balances did not exceed the FDIC-insured limit, thereby mitigating the credit risk associated with cash holdings.

The Company generates revenue entirely through a commission-sharing arrangement with PeachCap Securities, a registered broker-dealer. Management considers the associated risk to be minimal due to PeachCap's regulatory status and established operations. However, if for any reason PeachCap were unable to continue facilitating these transactions, the Company would need to establish a commission-sharing arrangement with another registered broker-dealer to continue its business.

13. Subsequent Events

Subsequent to year end, management evaluated events and transactions occurring after December 31, 2025 through February 26, 2026, the date the financial statements were issued, and determined that no material subsequent events require recognition or disclosure in the December 31, 2025 financial statements.

<u>Supplementary Information</u>

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

For the year ended December 31, 2025

PALMAS SECURITIES, LLC
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
For the year ended December 31, 2025

Computation of Net Capital

Member's Equity	$	70,675
Non-Allowable Assets		(29,463)
Haircuts on Securities Positions		
Securities Haircuts		-
Undue Concentration Charges		-
Net Allowable Capital	$	41,212

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	659
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer		5,000
Greater of the aggregate-indebtedness requirement and the minimum dollar net capital requirement.		5,000
Excess Net Capital	$	36,212

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	9,891
Percentage of Aggregate Indebtedness to Net Capital		24.0%

Computation of Reconciliation of Net Capital

There were no material differences reported as Net Capital in the audited computation of Net Capital as of December 31, 2025 and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report and required under Rule 15c3-1 and filed on January 16, 2026.

PALMAS SECURITIES, LLC

Schedule II - Computation for Determination of Reserve Requirements for Brokers and Dealers under the Securities and Exchange Commission Rule 15c3-3

For the year ended December 31, 2025

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule l 5c3-3 and information relating to the possession or control requirement pursuant to Rule l 5c3-3 are not applicable.

PALMAS SECURITIES, LLC

Schedule III - Information Relating to the Possession or Control Requirements for Brokers and Dealers under the Securities and Exchange Commission 15c3-3

For the year ended December 31, 2025

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2025, without exception.

PALMAS SECURITIES, LLC

<u>**Other Information**</u>

**Report of Independent Registered Public Accounting Firm of Exemption Letter
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)**

For the year ended December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Edward Kim.
of Palmas Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Palmas, Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Palmas Securities, LLC states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because it limits its business activities exclusively to participating in distributions private placements, mergers and acquisitions, advisory fees, fairness opinions and commission sharing for business referred to other broker-dealers in accordance of paragraphs (a) or (b)(2) of Rule 15c2-4, consulting, and acting as a finder, and the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers: did not carry accounts for customers and , it does not carry accounts for customers, it does not hold securities or funds for customers.

3. The Company did not carry PAB accounts, (as defined in rule 15c3-3) throughout the most recent fiscal year without exception.

Palmas Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Palmas Securities, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Palmas Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

HTL International, LLC

HTL International, LLC

Houston, TX
February 26, 2026

Palmas Securities

83 Green Street Palmas Plantation
HUMACAO, PR 00791

Exemption Report for Non-Covered Firm

Palmas Securities LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

(1) The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving commission sharing for business executed through other broker-dealers. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

(3) The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, *Edward M. Kim*, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Edward M. Kim, CEO | CCO
Palmas Securities, LLC

Date: February 26, 2026



Report Of Independent Registered Public Accounting Firm On Applying
Agreed Upon Procedures

Director and Member
Palmas Securities, LLC
83 Green Street Palmas Plantation
Humacao, PR 00791

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Palmas Securities, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, including check amount for $384.
2. Compared audited Total Revenue for the period of January 1, 2025 through December 31, 2025 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be the expression of an opinion on conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

HTL International, LLC

HTL International, LLC
Houston, TX
February 26, 2026

Palmas Securities, LLC

SIPC Reconciliation Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2025

SIPC Reconciliation

Total revenue				$	256,347
Interest Income					0
SIPC net operating revenues					256,347
Amount due per general assessment @ 0.0015				$	384

Form	Filing date	Check Number	Filed/paid to	Amount paid	
SIPC 6	07/15/2025	ACH	SIPC	$	183
SIPC 7	01/16/2026	ACH	SIPC	$	201

Total amount paid	$	384
Overpayment (Underpayment)	$	0

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.